Pricing Term Sheet

Filed Pursuant to Rule 433(d)

Registration Statement No. 333-113414

November 2, 2006

Issuer:	Wisconsin Electric Power Company
Security:	Debentures
Principal Amount:	$300,000,000
Maturity:	December 1, 2036 (30 years)
Coupon:	5.700%
Initial Price to Public:	99.923% per Debenture
Yield to maturity:	5.705%
Spread to Benchmark Treasury:	+0.99%
Benchmark Treasury:	4.500% due February 15, 2036
Benchmark Treasury Yield:	4.715%
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2007
Record Dates:	May 15 and November 15
Redemption Provisions:	The debentures will be redeemable as a whole at any time, or in part from time to time, at our option, at a redemption price equal to the greater of (a) 100% of the principal amount of the debentures being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus accrued interest to the redemption date.
Proceeds to Issuer (before offering expenses):	99.048% of principal amount

Expected Settlement:	T+3; November 7, 2006
Ratings* (Moody’s/S&P/Fitch):	A1/A-/A+
CUSIP:	976656 BZ 0
Joint Book-running Managers:	Morgan Stanley, BNP Paribas
Co-Managers:	Loop Capital Markets, LLC, The Williams Capital Group, L.P. M.R. Beal & Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or BNP Paribas Securities Corp. toll-free at 1-800-854-5674.